UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-42892

Agencia Comercial Spirits Ltd

(Exact name of registrant as specified in its charter)

No. 23-1, Shenzun Rd., Shengang Dist.
Taichung City 429014, Taiwan (R.O.C.)

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Information Contained in this Form 6-K Report

Entry Into a Five-Year AI Computing Cloud Services Agreement

On May 12, 2026, Agencia Comercial Spirits Ltd (the “Company”) announced that its wholly-owned subsidiary, AGCC Singapore Pte. Ltd. (“AGCC Singapore”), has entered into a five-year computing technology services agreement (the “Agreement”) with a customer in the digital financial services sector.

Under the terms of the Agreement, AGCC Singapore is expected to provide AI computing cloud services, including GPU-based computing resources, network connectivity, and related technical support services over a 60-month service period. Based on the current contractual pricing schedule and assuming full staged deployment and customer acceptance of the contemplated service capacity, the Agreement may represent up to approximately US$374.4 million in estimated gross service fees, exclusive of applicable taxes.

The Company notes that the actual amounts payable to AGCC Singapore will depend on, among other factors, the timing and extent of deployment, customer acceptance, actual service usage, applicable service-level performance, payment performance, and other contractual and operational conditions. Accordingly, the estimated gross service fee amount should not be interpreted as guaranteed revenue, revenue guidance, net revenue, operating income, cash flow, profitability, or margin guidance. The entry into this Agreement represents a meaningful step in the Company’s strategic initiative to expand into AI computing infrastructure and cloud-based computing services while continuing to operate its existing whisky import and distribution business.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe”, “may”, “intends”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press release of the Company dated May 12, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agencia Comercial Spirits Ltd

Date: May 12, 2026	By:	/s/ Tsai Yi Yang
	Name:	Tsai Yi Yang
	Title:	Director and Chief Executive Officer

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